Global Casinos, Inc.

1507 Pine Street

Boulder, CO  80302

303-449-2100

May 21, 2010

VIA EDGAR

Linda Cvrkel, Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 3561

Washington, DC  20549

Re:

Global Casinos, Inc.

Form 10-K for the year ended June 30, 2009

Filed September 28, 2009

File No. 0-15415

Ladies and Gentlemen:

To expedite your review, please accept the following in response to the comments of the Commission dated May 3, 2010:

Comment 1: Our fiscal year ended June 30, 2009 represented the first full year of operations under Global Casinos’ management, as the purchase transaction was completed in March 2008.  As such, our ability to forecast the operations under the new management was extremely limited.  This limitation was compounded by significant uncertainties regarding the local, regional and general economic conditions, and how those conditions would affect the operations in both the short term and long term.  In addition the state had recently increased gaming limits and hours of operations, and we were uncertain if this would be a benefit to smaller operations or a detriment. As such, we concluded that attempting to arrive at an estimated fair value of the reporting unit based on internal forecasting methods could not yield a reliable or supportable result.  Therefore, we hired the local appraiser who had performed initial business valuations of the entity during the purchase process, to update the appraisal of the business to August 2009.  This appraisal returned a value of the business opportunity and the existing fixed assets of $2,814,000, which was used in our Step 1 analysis.  We noted in the appraisal that the appraiser allocated $1,495,000 to the business opportunity, and $1,319,000 to the entity’s fixed assets.  Since the book value of the fixed assets was approximately $511,000, there appeared to be a cushion in the assets of approximately $808,000, which provided us additional comfort with the Step 1 analysis since the fair value in excess of the carrying value of the entity of $1,160,103, or 61%, was primarily made up of the cushion in the fixed assets rather than the business opportunity valuation.  Had the book value of the fixed assets been assigned to the fair value of the entity in the Step 1 analysis, the resulting reporting unit fair value would have been $2,006,000, resulting in a cushion of approximately $352,000, or 21%.  As such, no impairment was recorded for the period, and the significant fair value in excess of carrying value provided a significant cushion for short term business declines.  We will expand future disclosures to include information included in this response regarding the annual impairment analysis performed in 2009.

Comment 2: The Company will soon be filing its third quarter Form 10-Q due on May 17, 2010.  You have requested in your comment the Company perform an interim goodwill impairment analysis based on the factors noted in your comment.  There was clearly not enough time to perform the analysis based on a third party valuation method as done in 2009, and as such we have performed an analysis based on a discounted cash flow methodology with internally developed operating assumptions.  We note that due to the high level of uncertainties regarding the ultimate outcomes of the local, regional and general economic conditions, the assumptions used in the valuation model may or may not be considered conservative, but represent our best estimates based on extremely limited operating and market data.  Following is a copy of our internal memorandum which discusses the background, analysis methodology, significant assumptions used in the analysis, and its results:

Background: Due to various factors, including but not limited to, the continued poor operating results of the casino, the continuing poor local and regional economic conditions, and the declining market value of the company, we performed an interim analysis of the goodwill recorded on the Doc Holliday Casino (“casino”) resulting from Global Casinos, Inc. purchase of the casino in March 2008.  The previous year analysis included a determination of entity fair value by an independent appraisal of the business that we had commissioned for that purpose.   We, along with the industry as a whole, were optimistic that the amendment to the Colorado gaming rules that became effective July 2, 2009, which increases hours of operations and gaming limits, would provide an increase in gaming patrons and revenue.   That anticipated increase did not materialize for the casino.    Due to time constraints and the need to perform the analysis in light of current economic conditions, we have determined the entity fair value using a discounted cash flow method.

The casino has experienced flat to declining operating revenues since the March 2008 purchase. We have implemented various expense controls as well as marketing efforts designed to attract customers and have returned the casino to near break-even cash flows.  However, our ability to cut costs further is limited, and the prospects for revenue growth are uncertain due to the poor local and regional economic conditions.   We expect to realize an approximately 4% to 7% decline in casino revenues for the year ending June 2010 as compared to the year ended June 2009.  Expense reductions are expected to offset the revenue decline resulting in an operating loss of approximately $250,000 for the year ended June 30, 2010 compared to an operating loss of $271,000 for the year ended June 30, 2009.  We also expect a negative cash flow of approximately $24,000 for 2010 which is comparable to 2009.  Future cash flows will depend largely on improved local and regional economic conditions.

Methodology and Assumptions: Our “Discounted Cash Flow” model is based on the most recent information available, including actual historical operating results, an estimate of fiscal

2010 operating results, and estimates of operations for the next ten years (through 2020).  We used our limited historical operating results as a base point for estimating the future results.  We have not assumed any significant additional investment other than to maintain the quality of the gaming equipment.  Therefore for purposes of estimating the cost of investment, we have assumed no differences between the cost or timing of fixed asset investments and the depreciation of any future purchases of operating assets.  For purposes of discounting future cash flows, we have used 12%, which is management’s best estimate of our cost of capital based on historical values, recent borrowings, current market conditions both in terms of borrowing rates and availability of credit, and considerations for risks associated with the reporting unit.  Operating estimates for the next ten years were used to determine estimated future cash flows.  No terminal value was assigned to the fair value as the property is leased and management determined that estimates beyond ten years were dependent upon significant upgrades to the property, which can not be appropriately evaluated.

The models include four different revenue and expense assumptions: 1) Zero or slow growth – Assumes revenue growth of 1% per year and operating cost growth of 0.25%, both of which are considered to account for inflation and are considered to be economically flat; 2) Slow to moderate growth – Assumes revenue growth of 3% per year, and operating cost growth of 1%;  3) Moderate growth – Assumes revenue growth of 4%, and operating cost growth of 2%; and, 4) Aggressive growth - Assumes revenue growth of 5% per year, and operating cost growth of 2.5%.  In all models, fiscal year 2011 does not include the full growth assumptions as we believe fiscal year 2011 growth will continue to be sluggish due to the local and regional economic conditions.

Evaluation of Model Results: The analysis incorporated four discounted cash flow models: zero to slow growth, slow to moderate growth; moderate growth; and, moderate to aggressive growth.  Because of the significant uncertainties regarding the local and regional economic recoveries, we have discarded the results from the aggressive growth model.  The fair value calculated in the zero to slow growth model was also discarded as overly conservative and not indicative of historical performances nor does it appropriately reflect improvements over time in local and regional economic recovery.  Therefore, we believe the best estimate of fair value based on the discounted cash flow model fall between the slow to moderate growth and moderate growth models.  The average fair value of these two models is approximately $712,900.  Therefore, our best estimate of the entity fair value is $700,000 and is assigned to the Step 1 analysis.  The result of the Step 1 analysis resulted in a fair value less than the recorded value of the reporting unit.  After allocating the estimated fair value of the entity to its assets and liabilities, the recorded value of the goodwill was in excess of its implied fair value as determined in the Step 2 analysis, and as such an adjustment to the carrying value of the goodwill in the amount of $890,000 was recorded.

 Per your request, we are providing the following:

1)

Copy of the planned financial statement disclosures regarding the goodwill to be filed with our Form 10-Q for the period ended March 31, 2010.

Further, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Global Casinos, Inc.

By:

/s/ Todd Huss

          Todd Huss

          Chief Financial Officer